                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                   SOUTH TEXAS DRILLING AND EXPLORATION, INC.
                -------------------------------------------------
                                (Name of Issuer)

                    Common Stock and Series A Preferred Stock
                -------------------------------------------------
                         (Title of Class of Securities)

                                     840553
                -------------------------------------------------
                                 (CUSIP Number)

                                 RODNEY R. LEWIS
                                  P.O. BOX 180
                                ENCINAL TX 78019
                                 (210) 805-9818

                -------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 7, 1997
                -------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------                         -----------------------------------------------
CUSIP NO.    840553                                                                 PAGE 2 OF 4 PAGES
--------------------------------------------                         -----------------------------------------------


064070.0001  San Antonio  24551 v01
=========== ========================================================================================================
    1       NAME OF REPORTING PERSON                                                              Rodney R. Lewis
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                    SSN  ###-##-####

----------- --------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                              (a)[X]
                                                                                                           (b)[ ]
----------- --------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*
                                                               PF, BK, AF
----------- --------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                                      [ ]
            IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
----------- --------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                                                         United States

---------------------------------------------- --------- -----------------------------------------------------------
                 NUMBER OF                        7      SOLE VOTING POWER                   Common Stock: 12,500
                  SHARES
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON
                   WITH
                                               --------- -----------------------------------------------------------
                                                  8      SHARED VOTING POWER                 Common Stock: 203,059

                                               --------- -----------------------------------------------------------
                                                  9      SOLE DISPOSITIVE POWER
                                                                                             Common Stock: 12,500

                                               --------- -----------------------------------------------------------
                                                  10     SHARED DISPOSITIVE POWER
                                                                                             Common Stock: 203,059

----------- --------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                     Common Stock: 228,059
----------- --------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                                                     [ ]
            EXCLUDES CERTAIN SHARES*
----------- --------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       Common Stock 3.9
----------- --------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                                                              IN
=========== ========================================================================================================

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP NO.    840553                                            PAGE 3 OF 4 PAGES
-----------------------                                     --------------------

PRELIMINARY NOTE

         This Amendment No. 2 amends to the Schedule 13D Amendment No. 1 of February 23, 1996 which amends the Schedule 13D dated February 13, 1994. This Amendment No. 2 will be deemed the final filing on the Schedule 13D of December 13, 1994.

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 is amended at subsection (c) to include the statement: Lewis is also a member of the Board of Directors of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended to read in full as follows:

 (a) The Reporting Person and Alfred G. Holcomb ("Holcomb") jointly own 203,059 shares of Common stock, representing 3.5% of the outstanding shares of Common Stock. (5,808,194 shares of Common Stock were outstanding as of the most recently available filing with the Commission.) In addition, the Reporting Person and Holcomb each own 12,500 shares of Common Stock individually, representing 0.2% of the outstanding Common Stock. The Reporting Person and Holcomb acted together to acquire all of their shares of Common Stock; therefore, the Reporting Person hereby reports beneficial ownership of all such securities of the Issuer held by Holcomb individually, provided, however, that the Reporting Person expressly disclaims beneficial ownership of the 12,500 shares of Common Stock held individually and of record by Holcomb.

 (b) The Reporting Person has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of 12,500 shares of Common Stock. The Reporting Person has shared power to vote or to direct the vote and shared power to dispose or direct the disposition of 203,059 shares of Common Stock. Holcomb has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of 12,500 shares of Common Stock, and he has shared power to vote or to direct the vote and shared power to dispose or direct the disposition of 203,059 shares of Common Stock.

          (1) Name:  Alfred G. Holcomb.

          (2) Business address: 300 Convent St., Suite 1775, San Antonio, Texas 78205

          (3) Principal occupation and place of employment: Attorney - Schoenbaum, Curphy & Scanlan, 300 Convent St., Suite 1775, San Antonio, Texas 78205.

          (4) During the last five years, Alfred G. Holcomb has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (5) During the last five years, Alfred G. Holcomb has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

-----------------------                                     --------------------
CUSIP NO.    840553                                            PAGE 4 OF 4 PAGES
-----------------------                                     --------------------

          (6) Alfred G. Holcomb is a citizen of the United States of America.

 (c) The Reporting Person and Holcomb each sold 117,500 of Series A Preferred Stock to the Issuer on April 4, 1977 for a price of $70,000.00. And during the period from October 31, 1997 to November 14, 1997, the Reporting Person and Holcomb jointly sold 49,500 shares of Common Stock in the open market as follows:

--------------- ----------------------------- ---------------------------- ---------------------
     DATE             # OF SHARES SOLD              PRICE PER SHARE            TOTAL PRICE
--------------- ----------------------------- ---------------------------- ---------------------
   10/31/97                6,000                        $3.438                 $ 20,201.31
--------------- ----------------------------- ---------------------------- ---------------------
   11/04/97               10,000                        $3.500                 $ 34,295.83
--------------- ----------------------------- ---------------------------- ---------------------
   11/05/97                5,000                        $3.438                 $ 16,833.92
--------------- ----------------------------- ---------------------------- ---------------------
   11/05/97                5,000                        $3.500                 $ 17,149.41
--------------- ----------------------------- ---------------------------- ---------------------
   11/05/97                5,000                        $3.563                 $ 17,458.90
--------------- ----------------------------- ---------------------------- ---------------------
   11/07/97                5,000                        $3.563                 $ 17,458.90
--------------- ----------------------------- ---------------------------- ---------------------
   11/07/97                3,500                        $3.625                 $ 12,442.07
--------------- ----------------------------- ---------------------------- ---------------------
   11/13/97                5,000                        $3.438                 $ 16,833.92
--------------- ----------------------------- ---------------------------- ---------------------
   11/14/97                5,000                        $3.500                 $ 17,146.41
--------------- ----------------------------- ---------------------------- ---------------------
    Total                                                                      $169,820.67
--------------- ----------------------------- ---------------------------- ---------------------